

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 3, 2008

via U.S. mail and facsimile

Mr. Edward Hohman
Chairman and Chief Executive Officer
American Post Tension, Inc.
1179 Center Point Drive
Henderson, NV 89074

> **RE:** **American Post Tension, Inc.**
> **Form 8-K Item 4.01**
> **Filed August 15, 2008**
> **Form 8-K/A Item 4.01**
> **Filed August 25, 2008**
> **Form 8-K/A Item 4.01**
> **Filed August 29, 2008**
> **File # 000-50090**

Dear Mr. Hohman:

  We have completed our review of your filing and amendments and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

         Sincerely,

         Jenn Do
         Staff Accountant